[SUPERVALU]

                                                         Filed by SUPERVALU INC.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                   Subject Company: SUPERVALU INC., File #1-5418



FOR IMMEDIATE RELEASE


        SUPERVALU ANNOUNCES NEW EXECUTIVE MANAGEMENT TEAM TO LEAD COMPANY
                         UPON COMPLETION OF ACQUISITION

MINNEAPOLIS, MAY 8, 2006 - SUPERVALU INC. (NYSE: SVU) announced today the new executive management team that will lead the company when its acquisition of premier retail properties of Albertson's, Inc. (NYSE: ABS) is completed. The acquisition is expected to be finalized in June following special shareholder meetings on May 30.

As previously announced, Jeff Noddle will be SUPERVALU Chairman and Chief Executive Officer. Noddle, 59, has reshaped SUPERVALU since taking the helm in 2001 through a well-executed plan that has included growing the retail operation, fostering the development of multiple retail formats, strengthening the supply chain backbone, and improving the financial health of the company. As a result, SUPERVALU is uniquely positioned to complete its most transformational step in its 135-year history with the pending strategic acquisition of Albertsons premier retail properties, creating the third-largest grocery retailer in the United States.

"Today's announcement marks a very significant milestone for us. We are moving quickly to ensure that the new SUPERVALU will be a focused organization with a best-in-class management team to capitalize on the enormous opportunity presented by the combination of these two great companies. This team reflects the best combination of strengths needed to make SUPERVALU successful," said SUPERVALU Chairman and Chief Executive Officer Jeff Noddle.

Noddle added, "As a retail powerhouse, our executive team reflects an expanded retailing competency as well as top-notch business leaders to deliver the results we set before ourselves. I am honored to lead SUPERVALU through this important transformation as we combine two powerful organizations. I am confident that we have the right strategy and the right team to execute our plans, build on our competitive strengths, and deliver shareholder value."

SUPERVALU will be organized around its core businesses, including the development of three retail operating divisions and the establishment of a company-wide merchandising and marketing function to support the success and scope of its leading retail market positions across the country. Reporting to Noddle are the following executives, who are taking on new or expanded roles.

David Boehnen, SUPERVALU Executive Vice President. Boehnen will oversee Legal, Real Estate, Corporate Development and Government Affairs.

John Hooley, SUPERVALU Executive Vice President and President of Retail East. Hooley will oversee the retail operations of Acme, bigg's, Farm Fresh, Scott's, Shaw's and Shoppers.

Mike Jackson, SUPERVALU President and Chief Operating Officer. Jackson will oversee Save-A-Lot, Supply Chain Services and the Enterprise Office.

Pamela Knous, SUPERVALU Executive Vice President and Chief Financial Officer. Knous will oversee Finance, Information Technology and Investor Relations. In addition, Bristol Farms will report to Knous.

Duncan Mac Naughton,  SUPERVALU  Executive  Vice  President,  Merchandising  and
Marketing. Mac Naughton will oversee a new company-wide merchandising and marketing function for SUPERVALU. Currently, Mac Naughton is Executive Vice President, Merchandising, for Albertsons.

Dave Pylipow, SUPERVALU Senior Vice President, Human Resources. Pylipow will oversee Human Resource functions and Labor Relations.

Kevin Tripp, SUPERVALU Executive Vice President and President of Retail Midwest. Tripp will oversee the retail operations of Cub Foods, Hornbacher's, Jewel and Shop `n Save, as well as company-wide Pharmacy operations. Currently, Tripp is Executive Vice President, Drug Operations and President, Drug Store Division, for Albertsons.

Pete Van Helden, SUPERVALU Senior Vice President and President of Retail West. Van Helden will oversee the retail operations in Southern California, Nevada and the Intermountain West division under the Albertsons banner. Currently, Van Helden is President and Chief Executive Officer of California Food for Albertsons.

Also reporting to Jeff Noddle to provide important transition support are Roe Cefalo, currently Albertsons Executive Vice President, Real Estate Development and New Store Formats, and Kathy Herbert, currently

Albertsons Executive Vice President, Human Resources. In addition, Bob Borlik, SUPERVALU's recently retired Chief Information Officer, will also provide interim technology consulting support, reporting to Knous.

Commenting on local management, Noddle continued, "In addition to my new executive team, we have very experienced local executives across the country that represent the best talent in the field to ensure the highest level of operational and service excellence in the grocery and pharmacy business."

ABOUT SUPERVALU
Celebrating its 135th year of fresh thinking, SUPERVALU INC., a Fortune 500 company, is one of the largest companies in the United States grocery channel. With annual revenues of approximately $20 billion, SUPERVALU holds leading market share positions across the U.S. with its 1,381 retail grocery locations, including licensed Save-A-Lot locations. Through SUPERVALU's geographically diverse supply chain network, the company provides distribution and related logistics support services to grocery retailers across the nation. In addition, SUPERVALU's third-party logistics business provides end-to-end supply chain management solutions that deliver value for manufacturers, consumer products retailers and food service customers. SUPERVALU currently has approximately 50,000 employees. For more information about SUPERVALU visit http://www.supervalu.com.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION FOR THE PURPOSE OF "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

Except for the historical and factual information contained herein, the matters set forth in this press release, including statements as to the expected benefits of the acquisition such as efficiencies, cost savings, market profile and financial strength, and the competitive ability and position of the combined company, and other statements identified by words such as "estimates," "expects," "projects," "plans," and similar expressions are forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including required approvals by SUPERVALU and Albertsons stockholders and regulatory agencies, the possibility that the anticipated benefits from the acquisition cannot be fully realized or may take longer to realize than expected, the possibility that costs or difficulties related to the integration of Albertsons operations into SUPERVALU will be greater than expected, the impact of competition and other risk factors relating to our industry as detailed from time to time in each of SUPERVALU's and Albertsons reports filed with the SEC. There can be no assurance that the proposed acquisition will in fact be consummated. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Unless legally required, SUPERVALU undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

ADDITIONAL INFORMATION
SUPERVALU and Albertson's have filed a definitive joint proxy statement/prospectus with the Securities and Exchange Commission (SEC).
INVESTORS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS BECAUSE IT CONTAINS IMPORTANT INFORMATION. You can obtain the definitive joint proxy statement/prospectus, as well as other filings containing information about SUPERVALU and Albertsons, free of charge, at the website maintained by the SEC at www.sec.gov. Copies of the definitive joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the definitive joint proxy statement/prospectus can also be obtained, free of charge, by directing a request to SUPERVALU INC., 11840 Valley View Road, Eden Prairie, Minnesota, 55344, Attention: Corporate Secretary, or to Albertson's, Inc., 250 East Parkcenter Boulevard, Boise, Idaho, 83706-3940, Attention:
Corporate Secretary

The respective directors and executive officers of SUPERVALU and Albertson's and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding SUPERVALU's directors and executive officers is available in its proxy statement filed with the SEC by SUPERVALU on May 12, 2005, and information regarding Albertson's directors and executive officers is available in its proxy statement filed with the SEC by Albertsons on May 6, 2005. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint proxy statement/prospectus.
                                       ###

CONTACTS:

Yolanda Scharton
Vice President Corporate Communications and Investor Relations
952-828-4540
YOLANDA.SCHARTON@SUPERVALU.COM

Haley Meyer - Media
952-828-4786
HALEY.MEYER@SUPERVALU.COM